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                                                                    EXHIBIT 21.1

                          FASHION CONSULTANT AGREEMENT


     THIS AGREEMENT is made and entered into this _____ day of __________________ 19___ by and between TANNER COMPANIES LIMITED PARTNERSHIP (hereafter called the "Company"), a North Carolina corporation with as principal place of business in Rutherfordton, North Carolina and ________________ (herein called the "Fashion Consultant") of

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          Street              City            State          Zip

     The Company and the Fashion Consultant agree to the following:

     SECTION 1. APPOINTMENT OF THE FASHION CONSULTANT. The Company hereby appoints the Fashion Consultant as an authorized dealer in such of the Apparel as the Company may designate from time to time (the line or lines of Apparel which the Fashion Consultant is authorized to sell is hereafter called "Designated Apparel") and the Fashion Consultant hereby accepts such appointment. The appointment of the Fashion Consultant is made on the terms and conditions set forth in this Agreement.

     SECTION 2. PRICES AND TERMS. It is understood that the Fashion Consultant may order the Designated Apparel from the Company according to the terms set forth in the Sales Ka in effect at the time of shipment and that all orders shall be subject to acceptance by the Company and availability of the Designated Apparel.

     2.1 The Fashion Consultant shall remit payment for each order in accordance with the payment plan selected by the Fashion Consultant as provided in the Fashion Consultant Manuel.

     2.2 The company will provide a free Sales Kit for the Consultant's first season. The Consultant will be charged for her kit in subsequent seasons as outlined in the Fashion Consultant Manual. The Company will refund the price of any Kit received within forty-five (45) days after shipment should the Consultant decide not to continue.

     SECTION 3. WARRANTY. The Company offers unconditional guarantee on every item sold for quality of workmanship and fabric. When the item is returned according to Doncaster's policy for returns or exchanges, a credit, exchange or refund will be made to the Fashion Consultant.

     SECTION 4. FASHION CONSULTANT'S OBLIGATION. The Fashion Consultant agrees to actively promote and solicit the sale of the Designated Apparel and agrees not to show competitive products when using a Doncaster sample set.

     SECTION 5. RELATIONSHIP OF THE PARTIES. The services to be rendered by the Fashion Consultant under this Agreement shall be rendered as an independent
business person.   The Fashion consultant will not be treated as an employee for
Federal or State tax purposes. As an independent contractor, the Fashion Consultant is responsible for filing all necessary Federal and State tax returns as may be required by law.

     SECTION 6. TERMINATION OF AGREEMENT. Either the Company or the Fashion Consultant may terminate this Agreement at any time by giving 30 days written notice.

     SECTION 7. IMPOSSIBILITY OF THE COMPANY'S PERFORMANCE. The Company shall not be liable for the delay or inability to manufacture, sell or deliver the Designated Apparel due to shortages of materials, labor strikes, accidents, fire, flood or other acts of God or acts of civil authorities, or from any other cause beyond the Company's control. Further, the Company has limited supplies of certain Apparel. Orders for such Apparel shall be filled on a "first-come, first- served" basis, and the Company's sole obligation for its inability to fill an order after its supply of any item of Apparel has been exhausted or for any other reason shall be to refund the purchase price of such item.

     SECTION 8. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of North Carolina.

FASHION CONSULTANT                            TANNER COMPANIES


by_______________________________             by_______________________________